Exhibit 99.1

PINTEC Announces Termination of the Warrant

BEIJING, May 26, 2023 /PRNewswire/ -- Pintec Technology Holdings Limited (NASDAQ: PT) ("Pintec" or the "Company"), a Nasdaq-listed group providing technology enabled financial and digital services to micro, small and medium enterprises ecosystem, today announced that Pintec entered into a series of agreements with Otov Alfa Holdings Limited (“Otov”) to terminate all terms and provisions of the warrant agreement dated October 19, 2020 (the “Warrant Agreement”), pursuant to which Otov’s rights to purchase a certain number of class A ordinary shares of the Company have been ceased and terminated.

On May 26, 2023, Pintec and Otov entered into a share transfer agreement (the “Share Transfer Agreement”), pursuant to which Otov agrees to purchase one ordinary share of Sky City Holdings Limited (“Sky City”), a wholly owned subsidiary of the Company incorporated under the laws of British Virgin Island, or 100% shareholding of Sky City, from the Company at nil consideration. As of the closing date of the Share Transfer Agreement, all equity interests held in all direct and indirect wholly owned subsidiaries of Sky City will be indirectly transferred to Otov along with the transfer of one ordinary share of Sky City.

On May 26, 2023, Pintec and Otov entered into a warrant termination agreement (the “Warrant Termination Agreement”), pursuant to which all terms and provisions in the Warrant Agreement shall be terminated with immediate effect upon the effectiveness of the Warrant Termination Agreement and all rights and obligations of the relevant parties under the Warrant Agreement shall be ceased and terminated with immediate effect upon the execution of the Warrant Termination Agreement.

On May 26, 2023, Ningxia Fengyin Enterprise Management Consulting LLP (“Ningxia Fengyin”) and Shanghai Anquying Technology Co., Ltd. (“Shanghai Anquying”) entered into an equity pledge release agreement (the “Equity Pledge Release Agreement”), pursuant to which the equity pledge agreement dated November 2020 (the “Equity Pledge Agreement”) shall be terminated and Ningxia Fengyin shall relinquish all its rights thereunder, including without limitation all of its right of pledge in the equity interest of the target company (the “Equity Pledge”). Under the Equity Pledge Release Agreement, the Equity Pledge shall be released immediately upon the execution of the Equity Pledge Release Agreement and both parties shall de-register the Equity Pledge with relevant PRC authorities.

Mr. Zexiong Huang, acting Chief Financial Officer and director of Pintec, commented, “We appreciate the investors’ confidence in our business innovation and hope there will be more opportunities for cooperation in the future. In the current challenging environment, the Company is forging ahead through our strategic transformation. Our management team and I are full of confidence in the Company’s future.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as PINTEC’s strategic and operational plans, contain forward-looking statements. PINTEC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to the markets and industries where the Company operates, and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a Nasdaq-listed group providing technology enabled financial and digital services to micro, small and medium enterprises ecosystem. It connects business partners and financial partners on its open platform and enables them to provide financial services to end users efficiently and effectively. PINTEC empowers its business partners by providing them with the capability to add a financing option to their product offerings. It helps its financial partners adapt to the new digital economy by enabling them to access the online population that they could not otherwise reach efficiently or effectively. It continues to deliver exceptional digitization services, diversified financial products, and best-in-class solutions with innovative technology, thus to solidify its partnerships and satisfy its clients.

For further information, please contact:

Pintec Technology Holdings Ltd.

Phone: +86 (10) 6506-0227

E-mail: ir@pintec.com